UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-CEN ☐ Form N-CSR

For Period Ended: March 31, 2026

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

For the Transition Period Ended:_____________________________________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

DNA X, Inc.

Full Name of Registrant

Sonim Technologies Inc.

Former Name if Applicable

4445 Eastgate Mall, Suite 200

Address of Principal Executive Office (Street and Number)

San Diego, CA 92121

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

DNA X, Inc. (the “Company”) is unable to file, without unreasonable effort or expense, its Quarterly Report on Form 10-Q for the three months ended March 31, 2026 (the “Form 10-Q”) within the prescribed time period. This delay resulted primarily from the disposition of the Company’s legacy mobile phone and hotspot business (the “Legacy Business”), the closing of which occurred during the first quarter of 2026. In accordance with Accounting Standards Codification 205-20, Discontinued Operations, the Company is required to present the results of the Legacy Business as a discontinued operation in its condensed consolidated financial statements for the three months ended March 31, 2026. The accounting treatment requires, among other things, the separation of the Legacy Business’s results from continuing operations for the current period, the retrospective recasting of all prior period comparative financial statements to present the Legacy Business as a discontinued operation, the determination of the gain or loss on disposition, and income taxes between continuing and discontinued operations. The complexity of this discontinued operations accounting, combined with the need to ensure the accuracy and completeness of the retrospective recasting of prior periods, has required additional time to complete the Company’s financial close process for the quarter ended March 31, 2026. The Company has been working diligently to complete the discontinued operations presentation and expects to file the Form 10-Q on or before the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

Clay Crolius	(661)	618-7580
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company anticipates that its results of operations for the three months ended March 31, 2026 will differ significantly from the corresponding three month period ended March 31, 2025 for the following reasons:

As discussed above in Part III, the Company is in the process of completing the preparation of its consolidated financial statements for the three month period ended March 31, 2026. The Company expects to report net loss from continuing operations of approximately $3.6 million for the three months ended March 31, 2026, compared to net loss of $0.7 million for the three months ended March 31, 2025. The increase in net loss was attributable to increased general and administrative expense resulting from severance and bonus payments triggered by the completion of the sale of the Legacy Business and higher professional fees due to the complexity of such sale of the Legacy Business in 2026.

DNA X, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 15, 2026	By:	/s/ Clay Crolius
Name: Clay Crolius
Title: Chief Financial Officer